United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-5375

Pulse Engineering, Inc. 401(k) Plan
12220 World Trade Drive
San Diego, CA 92128
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

Technitrol, Inc.
1210 Northbrook Drive, Suite 470
Trevose, PA 19053
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

PULSE ENGINEERING, INC. 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

'PULSE ENGINEERING, INC. 401(k) PLAN

INDEX

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Compensation Committee of the
Technitrol, Inc. Board of Directors:

We have audited the accompanying statements of net assets available for plan benefits of the Pulse Engineering, Inc. 401(k) Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Philadelphia, Pennsylvania
June 28, 2006

PULSE ENGINEERING, INC. 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

	2005	2004
Assets:		
Contribution receivable:		
Employer	$ 28,915	$ 31,658
Employee	50,774	52,859
Investments:		
Fidelity funds:		
Emerging Markets Fund	1,108,695	491,490
Retirement Money Market Portfolio	3,107,288	3,662,786
Export and Multinational Fund	1,587,301	1,103,602
Intermediate Bond Fund	1,484,731	1,884,596
Freedom 2000 Fund	39,208	38,612
Freedom 2010 Fund	1,240,717	173,767
Freedom 2020 Fund	386,019	225,612
Freedom 2030 Fund	140,828	95,989
Freedom 2040 Fund	90,533	55,368
Freedom Income Fund	35,638	19,082
Growth Company Fund	6,764,523	6,904,661
Growth and Income Portfolio	3,976,214	4,362,578
Magellan Fund	--	2,490,701
Overseas Fund	881,453	835,828
Low-Priced Stock Fund	2,583,739	2,544,229
Puritan Fund	--	866,154
Spartan Total Market Index Fund	2,226,279	241,693
Vanguard Small Cap Index Fund	125,764	--
Technitrol, Inc. Common Stock	195,921	199,837
Participant loans	473,969	566,869
Total investments	26,448,820	26,763,454
Net assets available for plan benefits	$ 26,528,509	$ 26,847,971

See accompanying notes to financial statements.

PULSE ENGINEERING, INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:		
Contributions:		
Employer	$ 583,926	$ 963,879
Employee	1,344,649	1,448,690
Rollover	208,085	--
Investment income	1,139,661	564,080
Net appreciation in fair value of investments	1,018,411	1,777,900
Total additions	4,294,732	4,754,549
Deductions from net assets attributed to:		
Benefits paid to participants	4,602,444	1,568,856
Deemed distributions of participant loans	5,086	11,396
Administrative expenses	6,664	3,463
Total deductions	4,614,194	1,583,715
Net (decrease) increase in net assets available for plan benefits	(319,462)	3,170,834
Net assets available for plan benefits:		
Beginning of year	26,847,971	23,677,137
End of year	$ 26,528,509	$26,847,971

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Pulse Engineering, Inc. (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering certain domestic full-time and part-time employees of the Company, except for those employees covered by certain collective bargaining agreements, residents of Puerto Rico, nonresident aliens with no income from a U.S. source, temporary employees, and leased employees. Employees are eligible to participate in the Plan on the first day of the first, fourth, seventh, or tenth month of the Plan Year coinciding with or immediately following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to the lesser of 60 percent (60%) or $14,000 in 2005 and $13,000 in 2004, of their annual wages excluding stock option income, restricted stock income and related payments, employee stock purchase plan income, sick pay, severance, reimbursements or other expense allowances, fringe benefits, moving expenses, and deferred compensation and welfare benefits and including salary reduction contributions made to the Company sponsored cafeteria plan. The Company contributes a matching amount equal to 100 percent (100%) of an employee's contribution up to a maximum of six percent (6%) of the participant's qualified annual wages. The participants must direct how their contributions are to be invested.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company contribution, (b) the appreciation or depreciation in the fair market value of investments, (c) the income or losses on investments, and (d) administrative expenses for the third party record keeper. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts. At December 31, 2005, there were no participant accounts for which participants have been terminated but have not received requested payout.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Effective September 1, 1999, the Company matching contributions made to the Plan on or after that date are immediately and fully vested. Vesting of Company matching contributions made through the Valor GTI or Excelsus 401(k) Plans, are based on years of service. After completing one year of service, participants are 20 percent (20%) vested and receive 20 percent (20%) for each year of service thereafter. Participants are 100 percent (100%) vested after five years of credited service. In the event a plan participant terminates employment prior to fully vesting in employer contributions, any forfeited amounts may be utilized to offset future company matching contributions. Forfeited amounts utilized to offset Company matching contributions were $233,788 and $12,609 in the Plan years ended December 31, 2005 and 2004, respectively.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent (50%) of a participant's account balance, reduced by the participant's highest outstanding loan balance during the prior twelve-month period. Loan terms range from one through five years or up to ten years for the purchase of a primary residence. Interest rates are determined by the Plan Administrator based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest is paid at least quarterly by payroll deductions. A participant may have only one loan outstanding at a time.

Distributions Due to Death

The full amount of a participant's account balance will be payable to their beneficiary upon death. If the participant is married the spouse will automatically be named the beneficiary unless the surviving spouse consents to naming a non-spouse beneficiary. If the participant has no surviving spouse and did not name another beneficiary, the account balance will be paid to the participant's estate.

Distributions Due to Disability

If disabled, participants are eligible to receive the full amount of their account balance, only if they are employed by the Company on the date they become disabled. Participants are considered eligible for distributions should they meet all requirements under the Employer's Long-Term Disability Plan.

Distributions Due to Retirement

Participants may receive the full amount of their account balance upon retirement. Normal retirement under the Plan occurs when age 65 is attained. Should participants continue to work beyond 65, they may continue participating in the Plan. However, participants must receive their entire account balance by April 1 following the year in which they attain age 70 ½, even if the participant is still working.

Distributions Due to Termination

Upon termination of service for any reason other than retirement, disability, or death, participants will receive a lump sum distribution of their vested accrued benefit. Should a participant's accrued benefit exceed $5,000, the participant may elect a lump sum distribution or have the accrued benefit remain in the Plan.

Plan Administration

All third party record keeping fees incurred by the Plan are paid by participants. All other administrative costs of the Plan are paid by the Company.

(2) Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis and present net assets available for plan benefits and changes in those net assets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

(3) Investments

At December 31, 2005 and 2004, the following investments comprised 5% or more of the Plan's net assets available for plan benefits.

	Current Value	
	2005	2004
Fidelity Retirement Money Market Portfolio	3,107,288	3,662,786
Fidelity Export and Multinational Fund*	1,587,301	1,103,602
Fidelity Intermediate Bond Fund	1,484,731	1,884,596
Fidelity Growth Company Fund	6,764,523	6,904,661
Fidelity Growth and Income Portfolio	3,976,214	4,362,578
Fidelity Magellan Fund	--	2,490,701
Fidelity Low-Priced Stock Fund	2,583,739	2,544,229
Fidelity Spartan Total Market Index Fund*	2,226,279	241,693

*Investment comprised 5% or more of Plan's net assets as of December 31, 2005 only

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,018,411 and $1,777,900 as follows:

	2005	2004
Mutual funds	$1,029,013	$1,806,070
Common stock	(10,602)	(28,170)
	$1,018,411	$1,777,900

The fair value of Technitrol, Inc. Common Stock in the Plan at December 31, 2005 and 2004 was $195,921 and $199,837, representing 11,426 shares at December 31, 2005 and 10,980 shares at December 31, 2004.

(4) Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Participants may elect to invest in the Company's common stock which also qualifies as a party-in-interest transaction and may not invest more than 15% of a current contribution in Technitrol, Inc. Common Stock.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent (100%) vested in their accounts.

(6) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 29, 2004, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(7) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

(8) Differences between Financial Statements and Form 5500

The following reconciles the IRS Form 5500 to the financial statements at December 31, 2005 for the net assets available for plan benefits and contributions:

Net assets available for plan benefits per IRS Form 5500	$ 26,448,820
Contribution receivable, including participant loans' accrual	79,689
Net assets available for plan benefits per financial statements	$ 26,528,509
Contributions per IRS Form 5500	$ 2,141,488
Change in contribution receivable accrual	(4,828)
Contributions per financial statements	$ 2,136,660

PULSE ENGINEERING, INC. 401(k) PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

Investment	Description	Current Value
Fidelity Emerging Markets Fund*	Mutual Fund	$ 1,108,695
Fidelity Retirement Money Market Portfolio*	Mutual Fund	3,107,288
Fidelity Export and Multinational Fund*	Mutual Fund	1,587,301
Fidelity Intermediate Bond Fund*	Mutual Fund	1,484,731
Fidelity Freedom 2000 Fund*	Mutual Fund	39,208
Fidelity Freedom 2010 Fund*	Mutual Fund	1,240,717
Fidelity Freedom 2020 Fund*	Mutual Fund	386,019
Fidelity Freedom 2030 Fund*	Mutual Fund	140,828
Fidelity Freedom 2040 Fund*	Mutual Fund	90,533
Fidelity Freedom Income Fund*	Mutual Fund	35,638
Fidelity Growth Company Fund*	Mutual Fund	6,764,523
Fidelity Growth and Income Portfolio*	Mutual Fund	3,976,214
Fidelity Overseas Fund*	Mutual Fund	881,453
Fidelity Low-Priced Stock Fund*	Mutual Fund	2,583,739
Fidelity Spartan Total Market Index Fund*	Mutual Fund	2,226,279
Vanguard Small Cap Index Fund	Mutual Fund	125,764
Technitrol, Inc. Common Stock*	Common Stock, 11,426 shares	195,921
Participant loans*	5.0%-11.5%, 1 to 10 years	473,969
Total investments		$ 26,448,820

*Fidelity Management Trust Company, Technitrol, Inc., and Participant loans are related parties of the Plan and are considered party-in-interest transactions.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Pulse Engineering, Inc. 401(k) Plan
(Name of Plan)

Date June 28, 2006

Drew A. Moyer
Senior Vice President and Chief Financial Officer
Technitrol, Inc.

EXHIBIT INDEX

DOCUMENT

23. Consent of Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Compensation Committee of the
Technitrol, Inc. Board of Directors:

We consent to the incorporation by reference in the registration statement (No. 333-94073) on Form S-8 of Technitrol, Inc. of our report dated June 28, 2006, with respect to the statements of net assets available for plan benefits of Pulse Engineering, Inc. 401(k) Plan as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of Pulse Engineering, Inc. 401(k) Plan.

KPMG LLP

Philadelphia, Pennsylvania
June 28, 2006